SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SUPPL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b)

the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

dlw 9/17

SEKISUI HOUSE

News Release

Notice of Administrative Sanction (Business Suspension) based on Construction Business Act

August 27, 2007 –. Sekisui House, Ltd. ("the Company") today received an administrative sanction (business suspension for 15 day in Gifu, Shizuoka, Aichi and Mie prefectures) from the Kinki Regional Development Bureau of the Ministry of Land, Infrastructure and Transport based on the provision of Article 28, paragraph 3 of the Construction Business Act as detailed below.

We sincerely apologize for any inconvenience or anxiety that this might cause our customers and all parties concerned.

Having accepted this sanction with the utmost seriousness, we will proceed to overhaul our business management system, showing commitment to company-wide efforts to prevent recurrence of misconduct and restore confidence.

We currently have no plan to revise our earnings forecast for the current fiscal year due to the business suspension order.

1. Description of Administrative Sanction

Business Suspension Order based on the provision of Article 28, paragraph 3 of the Construction Business Act

(1) Period: 15 days (from September 11, 2007 to September 25, 2007)

(2) Suspended business area: Sales activities for private construction work in the designated area of Gifu, Shizuoka, Aichi and Mie prefectures

2. Reasons for Administrative Sanction

For a condominium for lease that the Company had signed a contract to build in Kita ward of Nagoya city, the Company failed to assign a supervising engineer, which was deemed to infringe on Article 26 of the Construction Business Act. In addition, for another condominium for lease that the Company had signed a contract to build in Nato ward of Nagoya city, the Company appointed a person who did not have any direct or permanent employment relationship with the Company as a full-time engineer.
Both cases were deemed to come under Article 28, paragraph 1, item 2 of the Construction Business Act.

Details are as follow:

There were infringements on the Construction Business Act in the contracted construction work of the following two reinforced concrete buildings for lease that the Company's Nagoya-Tokken Building Projects Department had engaged.

With four offices nationwide, the Nagoya-Tokken Building Projects Department of the Tokken Building Projects Headquarters is involved in the construction of reinforced concrete buildings for lease, which is not the Company's core business. The Company's core business is the sale of prefabricated houses, the materials for which are produced in the Company's factories.

1) For the construction of one of the two buildings, the Company appointed a full-time supervising engineer in accordance with the provision of Article 26, paragraph 3 of the Construction Business Act, but failed to check if the engineer performed his duties. As a result, although the engineer checked periodical reports on the progress of the construction, he did not visit the construction site from the first day of the construction until the on-site inspection day.

2) For the second building, the Company appointed an engineer, who had been involved in its operations for a long period based on a personnel transfer agreement, as a full time supervising

engineer. It was considered that the Company had appointed a person who did not have any direct or permanent employment relationship with the Company.

Both cases were deemed to infringe on Article 26 of the Construction Business Act and come under the Article 28, paragraph 1, item 2 of the Construction Business Act. With regard to the two condominiums described above, the Company has not received any order for improvement of the structures or the safety of the buildings from the Kinki Regional Development Bureau of the Ministry of Land, Infrastructure and Transport.

*The Article 26, paragraph 3 of the Construction Business Act
A full time chief engineer or supervising engineer must be assigned to each project site for the construction of a building for use of a public nature stipulated by law (excluding detached houses), whose contracted amount exceeds 50 million yen.

3. Measures to Prevent Reoccurrence of Misconduct

With regard to the facts surrounding the misconduct, the Company will take the following measures to prevent recurrence, in addition to promoting awareness of these measures among all executives and employees.

1) To strengthen divisions that supervise the quality control and progress of new construction projects as a headquarters function in order to upgrade the corporate headquarters' internal checking system for individual new construction projects.

2) As a part of the internal checking system mentioned above, to monitor compliance with the Construction Business Act and its related laws at the individual new construction project sites in order to give appropriate guidance without compromise.

3) Sales Administration Headquarters, which oversees branches in each region, assesses the adequacy of each construction project scheduled to start soon.

4) To enhance and continually implement training programs on the Construction Business Act, etc.

4. Earnings forecast

We currently have no plan to revise our original earnings forecast for this fiscal year after considering the period and area of the administrative sanction (business suspension).

*** *** ***

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.

(Registrant)

August 27, 2007

By: Yoshiro Kubota

Yoshiro Kubota
Director & Senior Managing Executive Officer

END